345 Park Avenue New York, NY 10154 BREIT.com

June 20, 2025

RE:	Blackstone Real Estate Income Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2024
File No. 000-55931

VIA EDGAR

Eric McPhee

Jennifer Monick

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Mr. McPhee and Ms. Monick:

This letter sets forth the response of Blackstone Real Estate Income Trust, Inc. (the “Company”) to the comment letter of the staff of the Securities and Exchange Commission (the “SEC”, and such staff thereof, the “Staff”) dated June 13, 2025, relating to the above-referenced filing. To assist your review, we have retyped the text of the Staff’s comments in italics below and provided the Company’s responses thereto immediately below each comment.

Form 10-K for the Year Ended December 31, 2024 (the “Form 10-K”)

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer

Purchases of Equity Securities

Funds from Operations, Adjusted Funds from Operations and Funds Available for Distribution, page 105

1.

We note your adjustment of $154,536,000 labeled Other to arrive at AFFO attributable to BREIT stockholders and to arrive at AFFO attributable to BREIT stockholders and OP unitholders. Please tell us and enhance your disclosure to clarify the nature of the items in the adjustment.

The Company notes that the adjustment labeled “Other” includes amortization of mortgage premium/discount, organization costs, severance costs, amortization of above- and below-market lease intangibles, settlement costs and amortization of non-real estate assets, none of which are individually quantitatively or qualitatively material to present separately. These items are included in the definition of Adjusted Funds from Operations (“AFFO”), specifically the discussion of adjustments to Funds from Operations (“FFO”) to arrive at AFFO in the second paragraph on page 105, preceding the tabular presentation of AFFO. In future periodic reports filed with the SEC, beginning with the Company’s Form 10-Q for the quarter ended June 30, 2025, the Company will also footnote the adjustment labeled Other to clarify the nature of the items included. The following is the proposed enhanced disclosure the Company will include in future periodic reports. New text is presented in blue/underlined font.

The following table presents a reconciliation of net loss attributable to BREIT stockholders to FFO, AFFO and FAD attributable to BREIT stockholders ($ in thousands):

	Year Ended December 31,
	2024	2023	2022
Net loss attributable to BREIT stockholders	$(890,549)	$(691,822)	$(883,519)
Adjustments to arrive at FFO:
Depreciation and amortization	3,862,856	4,167,620	4,504,687
Impairment of investments in real estate	382,309	238,531	33,554
Net gain on dispositions of real estate	(2,206,363)	(2,379,427)	(799,154)
Net loss (gain) on change in control	11,434	5,364	(20,370)
Amount attributable to non-controlling interests for above adjustments	(297,302)	(386,303)	(326,759)

FFO attributable to BREIT stockholders	862,385	953,963	2,508,439
Adjustments to arrive at AFFO:
Performance participation allocation	—	—	742,670
Incentive compensation awards	77,400	67,435	35,475
Loss on extinguishment of debt	111,623	40,300	11,476
Changes in fair value of financial instruments(1)	51,444	943,008	(1,113,318)
Straight-line rental income and expense	(203,159)	(208,762)	(270,223)
Amortization of deferred financing costs	260,833	250,933	177,354
Amortization of restricted stock awards	77,959	62,861	9,381
Other(2)	154,536	17,391	7,979
Amount attributable to non-controlling interests for above adjustments	(9,216)	(36,764)	23,251

AFFO attributable to BREIT stockholders	1,383,805	2,090,365	2,132,484
Adjustments to arrive at FAD:
Management fee	713,643	839,237	837,687
Recurring tenant improvements, leasing commissions, and other capital expenditures~~(2)~~(3)	(666,548)	(644,193)	(515,820)
Stockholder servicing fees	(177,129)	(207,406)	(214,625)
Realized losses (gains) on financial instruments(1)	(117,173)	(324,573)	(369,064)
Amount attributable to non-controlling interests for above adjustments	18,660	(15,034)	(5,188)

FAD attributable to BREIT stockholders	$1,155,258	$1,738,396	$1,865,474

(1)

Changes in fair value of financial instruments primarily relates to mark-to-market changes on our investments in real estate debt, change in net assets of consolidated securitization vehicles, investments in equity securities, and derivatives. Realized losses (gains) on financial instruments primarily results from the sale of our investments in real estate debt and equity securities, and derivatives.

(2)

Other adjustments to arrive at AFFO for the year ended December 31, 2024 primarily include amortization of non-real estate assets, settlement costs, and severance costs, and to a lesser extent amortization of mortgage premium/discount, organization costs, and amortization of above-and-below market lease intangibles.

(3)

Recurring tenant improvements and leasing commissions are generally related to second-generation leases and other capital expenditures required to maintain our investments. Other capital expenditures exclude projects that we believe will enhance the value of our investments

Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations Investment Portfolio, page 112

2.

We note your presentation of gross asset value in your tabular disclosure on page 113 and your footnote (6) to the table. It appears this measure includes your allocable share of the fair value of real estate investments held by unconsolidated entities. Please advise, or revise to explicitly clarify what is presented within this measure.

The calculation of gross asset value (“GAV”) included in the tabular disclosure on page 113 is consistent with the discussion of Net Asset Value (“NAV”) in the Components of NAV table on page 100, including footnotes (1) and (2) to such table. GAV includes $89.4 billion of value allocable to the Company from its consolidated real estate properties and $25.7 billion of value allocable to the Company from real estate properties owned by its unconsolidated entities. In future periodic reports filed with the SEC, beginning with the Company’s Form 10-Q for the quarter ended June 30, 2025, the Company will amend footnote (6) to the table on page 113 to similarly clarify what is included within GAV in this table. The following is the proposed new disclosure the Company will include in footnote (6), replacing the current language in footnote (6) in its entirety:

Gross Asset Value consists of our allocable share of consolidated real estate properties ($89.4 billion) and our allocable share of the gross real estate value held by unconsolidated entities ($25.7 billion), in each case excluding the value of any third-party interests in such real estate investments. Such amounts are measured on a fair value basis.

3.

We note your presentation of segment revenue in your tabular disclosure on page 113. We further note your footnote (7) to the table indicates this measure includes your allocable share of revenues generated by unconsolidated entities. It appears such measure may be a non-GAAP measure. Please tell how you determined it was unnecessary to include the disclosures required by Item 10(e) of Regulation S-K, or revise to include such disclosures and provide us an example of your proposed disclosures. In your response, please also address your consideration of whether the label “Segment Revenues” is the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures, or revise to relabel the column and provide us with your proposed label.

The Company acknowledges the Staff’s comment and in future periodic reports filed with the SEC, beginning with the Company’s Form 10-Q for the quarter ended June 30, 2025, the Company intends to revise this disclosure as set forth in Exhibit A to this response letter, which contains the Company’s proposed new disclosure, marked against its most recent Form 10-K disclosure to facilitate the Staff’s review. As provided in Exhibit A, the label “Segment Revenue” has been updated to “Property Sector Revenue.”

Results of Operations

Same Property NOI, page 125

4.	We note you have excluded non-core property expenses to arrive at NOI attributable to BREIT Stockholders. Please address the following:

•	Please tell us and revise your filing to clarify the nature of these expenses

•	Tell us and revise your filing to clarify how you determined the exclusion of these expenses is useful to investors.

•	Please clarify for us if these expenses are normal, recurring, cash operating expenses necessary to operate your business.

Please refer to Item 10(e) of Regulation S-K and Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and notes that Net Operating Income (“NOI”) is a supplemental non-GAAP measure of our property-specific operating results that it believes is meaningful because it enables management, investors, analysts, and other users of financial statements to evaluate the financial performance of the Company’s operating property portfolio, including through rents, leasing activity, property expenses, and other controllable property operating results at our properties, as distinct from corporate-level performance, and is often used as a key input to capitalization rate-based real estate portfolio valuation estimates.

The real estate industry widely uses NOI as a standard measure of property-level operating performance to reflect the net results of a distinct set of property-related operating activities. Industry convention has shaped a consistent framework of operating activities included in NOI as a performance metric, which generally includes:

•	Revenues from renting and leasing properties;

•	Revenues from ancillary activities or services provided to tenants;

•	Expenses for property management;

•	Expenses for property repairs and maintenance;

•	Expenses for insuring and marketing properties;

•	Other property-specific expenses such as property taxes and utilities; and

•	Other revenue and expense items directly related to a property’s ability to generate income and maintain operations.

Consistent with longstanding real estate industry practice, NOI excludes corporate-level expenses, including normal, recurring, cash operating expenses necessary to operate the Company, such as general and administrative expenses and external advisor management fees, as these are not relevant to analyzing property portfolio operating performance. Similarly, non-core property expenses, such as accounting and tax services, legal and professional fees, treasury services, asset management fees (which are separate and distinct from property management expenses), income and franchise taxes, casualty losses, and other non-operating expenses incurred at the portfolio level, are excluded as they are not directly related to property operating activities. These items have been excluded from the calculation of NOI to align with the industry-standard definition and purpose of such metric.

While a number of the expense items consistently excluded from NOI by REITs and other real estate operating companies are “normal, recurring, cash operating expenses necessary to operate the company”, the Staff has traditionally not objected to these adjustments given the widespread use of NOI by REIT analysts and investors who often analyze the performance of a real estate company’s property portfolio separately from the performance of the company as a whole.

Importantly, these corporate-level expenses and non-core property expenses are included in the non-GAAP supplemental measures presented by the Company to reflect the performance of the Company as a whole. These company-level non-GAAP performance metrics that include such expenses are FFO, AFFO, and Funds Available for Distribution, which are described on pages 105-107 of the Form 10-K.

In future periodic reports filed with the SEC, beginning with the Company’s Form 10-Q for the quarter ended June 30, 2025, the Company will update the label “Non-core property expenses” to “Portfolio-level corporate costs,” and the Company will include a footnote below the relevant tables to clarify the nature of this item. The following is the proposed enhanced disclosure the Company will include in future periodic reports. New text is presented in blue/underlined font.

For the year ended December 31, 2024 and 2023, our Same Property portfolio consisted of 899 rental housing, 2,983 industrial, two net lease, 33 data centers, 245 hotel, 79 self storage, 64 retail, and 14 office properties. The following table reconciles GAAP net (loss) income to Same Property NOI for the year ended December 31, 2024 and 2023 ($ in thousands):

	Year Ended December 31,		Change
	2024	2023	$
Net loss	$(979,782)	$(979,961)	$179
Adjustments to reconcile to Same Property NOI
General and administrative	64,499	69,176	(4,677)
Management fee	713,643	839,237	(125,594)
Impairment of investments in real estate	382,174	236,071	146,103
Depreciation and amortization	3,573,427	3,811,218	(237,791)
Loss (income) from unconsolidated entities	82,581	(119,941)	202,522
Income from investments in real estate debt	(744,895)	(798,164)	53,269
Change in net assets of consolidated securitization vehicles	(201,614)	(191,703)	(9,911)
Loss from interest rate derivatives	208,185	755,519	(547,334)
Net gain on dispositions of real estate	(2,130,204)	(1,935,021)	(195,183)
Interest expense, net	3,335,868	3,072,741	263,127
Loss on extinguishment of debt	107,736	40,300	67,436
Other expense	63,366	3,319	60,047
~~Non-core property operating expenses~~ Portfolio-level corporate costs (1)	721,183	643,681	77,502
Incentive compensation awards ~~(1)~~(2)	72,498	55,113	17,385
Lease termination fees	(9,650)	(5,109)	(4,541)
Amortization of above and below-market lease intangibles	(45,822)	(62,670)	16,848
Straight-line rental income and expense	(153,730)	(171,849)	18,119
NOI from unconsolidated entities	865,045	810,923	54,122
NOI attributable to non-controlling interests in consolidated joint ventures	(474,588)	(447,230)	(27,358)

NOI attributable to BREIT stockholders	5,449,920	5,625,650	(175,730)
Less: Non-Same Property NOI attributable to BREIT stockholders	613,068	979,188	(366,120)

Same Property NOI attributable to BREIT stockholders	$4,836,852	$4,646,462	$190,390

(1)

Portfolio-level corporate costs include accounting and tax services, legal and professional fees, treasury services, asset management fees, income and franchise taxes, casualty losses, and other non-operating expenses incurred at the portfolio level.

(2)	Included in rental property operating and hospitality operating expense on our Consolidated Statements of Operations.

If you should have any questions regarding the items discussed in this response letter, please contact me at Tony.Marone@Blackstone.com, or, in my absence, Paul Kolodziej, the Company’s Deputy Chief Financial Officer at Paul.Kolodziej@Blackstone.com or Leon Volchyok, the Company’s Chief Legal Officer and Secretary at Leon.Volchyok@Blackstone.com.

Sincerely,

/s/ Anthony Marone
Chief Financial Officer and Treasurer

cc: Benjamin Wells, Simpson Thacher & Bartlett LLP

Exhibit A

The following table provides a summary of our portfolio by ~~segment~~ property sector as of December 31, 2024:

						~~Segment~~ Property Sector Revenue(7) For the Year Ended December 31,
~~Segment~~ Property Sector	Number of Properties(1)(2)	Sq. Feet (in thousands)/ Units/Keys(1)(2)(3)	Occupancy Rate(3)(4)	Average Effective Annual Base Rent Per Leased Square Foot/Units/Keys(3)(5)	Gross Asset Value(6) ($ in thousands)	2024 ($ in thousands)	2023 ($ in thousands)
Rental Housing(8)	971	278,363 units	94%	$22,670	$56,743,306	$5,602,645	$5,747,687
Industrial	3,073	416,848 sq. ft.	93%	$6.39	28,236,238	1,815,273	1,810,695
Data Centers	120	12,763 sq. ft.	100%	$15.11	15,072,492	544,060	438,416
Net Lease	2	15,409 sq. ft.	100%	N/A	5,480,962	601,538	600,562
Office	14	5,171 sq. ft.	98%	$41.93	3,217,265	279,364	288,823
Hospitality	245	33,547 keys	73%	$191.31/$139.46	2,915,588	660,378	820,429
Retail	65	8,917 sq. ft.	96%	$21.05	2,583,906	239,682	255,558
Self Storage	79	5,041 sq. ft.	84%	$14.25	839,317	77,114	189,498

Total	4,569		94%		$115,089,074	$9,820,054	$10,151,668

(1)	Single family rental homes are included in rental housing units and are not reflected in the number of properties.
(2)	Includes properties owned by unconsolidated entities.
(3)	Excludes land under development related to our rental housing, industrial and data centers investments.
(4)

For our industrial, net lease, data centers, retail and office investments, occupancy includes all leased square footage as of December 31, 2024. For our multifamily, student housing and affordable housing investments, occupancy is defined as the percentage of actual rent divided by gross potential rent (defined as actual rent for occupied units and market rent for vacant units) for the three months ended December 31, 2024. For our single family rental housing investments, the occupancy rate includes occupied homes for the month ended December 31, 2024. For our self storage, manufactured housing and senior living investments, the occupancy rate includes occupied square footage, occupied sites and occupied units, respectively, as of December 31, 2024. The average occupancy rate for our hospitality investments includes paid occupied rooms for the 12 months ended December 31, 2024. Hospitality investments owned less than 12 months are excluded from the average occupancy rate calculation. Total occupancy is weighted by the total value of all consolidated real estate properties, excluding our hospitality investments, and any third party interests in such properties. Unconsolidated investments are excluded from occupancy rate calculations.

(5)

For multifamily and rental housing properties other than manufactured housing, average effective annual base rent represents the base rent for the year ended December 31, 2024 per leased unit, and excludes tenant recoveries, straight-line rent, and above-market and below-market lease amortization. For manufactured housing, industrial, net lease, data centers, self storage, office, and retail properties, average effective annual base rent represents the annualized December 31, 2024 base rent per leased square foot or unit and excludes tenant recoveries, straight-line rent, and above-market and below-market lease amortization. For hospitality properties, average effective annual base rent represents Average Daily Rate (“ADR”) and Revenue Per Available Room (“RevPAR”), respectively, for the 12 months ended December 31, 2024. Hospitality investments owned less than 12 months are excluded from the ADR and RevPAR calculations. Unconsolidated investments are excluded from average effective annual base rent calculations.

(6)	Measured as the total fair value of real estate investments for each sector, excluding the value of any third party interests in such real estate investments.
(7)

~~Segment revenue is determined in accordance with GAAP for the year ended December 31, 2024 and includes our allocable share of revenues generated by unconsolidated entities.~~ Includes the revenues from our consolidated real estate properties and our allocable share of revenues from properties held by our unconsolidated entities. See the Property Sector Revenue disclosure immediately following this table for certain Non-GAAP disclosures and reconciliations.

(8)

Rental Housing includes multifamily and other types of rental housing such as student, affordable, manufactured and single family rental housing, as well as senior living. Rental Housing units include multifamily units, student housing units, affordable housing units, manufactured housing sites, single family rental homes and senior living units.

Property Sector Revenue

Property Sector Revenue is a supplemental non-GAAP measure of revenue that includes the revenues from all consolidated and unconsolidated properties in our portfolio, which we believe is meaningful for management, investors, and other users of our financial statements to assess the scale of our exposure to different property sectors. We define Property Sector Revenue as the revenues from consolidated properties plus our allocable share of revenues from our unconsolidated entities. Our Property Sector Revenue may not be comparable to that of other companies and should not be considered to be more relevant or accurate in evaluating our operating performance than our GAAP total revenues.

The following table provides a reconciliation of GAAP total revenues to Property Sector Revenue ($ in thousands):

	For the Year Ended December 31,
	2024	2023
Total revenues(1)	$8,531,034	$8,934,405
Allocable share of revenues from unconsolidated entities	1,289,020	1,217,263

Property Sector Revenue	$9,820,054	$10,151,668

(1)	Reflects total revenues determined in accordance with GAAP. See consolidated statements of operations for details of revenue components.